Exhibit 99.1

Innocoll AG, Saal an der Donau

- ISIN DE000A12UKR1 -

- Securities identification number A12UKR

and

- ISIN DE000A14KT09 -

- Securities identification number A14KT0 -

Our shareholders are hereby invited to participate in the

Annual General Meeting

scheduled for

Monday 24 August 2015 at 14:00 CET

in the offices of Dr. Susanne Frank, Residenzstraße 27, 80333 Munich, Germany

I. Agenda

1.	Presentation of the approved Annual Accounts of Innocoll AG and the approved IFRS consolidated Annual Accounts of Innocoll Group for the Financial Year 2014 as well as the Management Report and the Supervisory Board’s Report for the Financial Year 2014

The above-mentioned documents are available at our website at http://investors.innocoll.com. They will also be sent to shareholders upon request. The documents will be available at the annual general meeting, as well, and explained in detail. In accordance with the statutory provisions there will not be a resolution on item 1 as the supervisory board has already approved the annual accounts of Innocoll AG and the consolidated annual accounts of Innocoll Group.

2.	Resolution on the Discharge of the Management Board

The management board and the supervisory board propose to discharge the management board members in office in the financial year 2014 for this period.

3.	Resolution on the Discharge of the Supervisory Board

The management board and the supervisory board propose to discharge the supervisory board members in office in the financial year 2014 for this period.

4.	Resolution on the Appointment of the Auditor of the consolidated Financial Statements of the Financial Year 2015

Based on the recommendation of the audit committee, the supervisory board proposes to appoint the auditing firm Grant Thornton, Dublin, Ireland, as auditor of the consolidated financial statements of the financial year 2015.

5.	Resolution on the Election of Supervisory Board Members

At the end of the annual general meeting on 24 August 2015, the term of office of all supervisory board members expires as stipulated by the shareholders in the transformation resolution passed on 16 June 2014, so that the supervisory board must be elected anew.

Pursuant to Secs. 95 sentence 1, 96 para. 1 and 101 para. 1 German Stock Corporation Act (Aktiengesetz, „AktG”) and Sec. 7 para. 1 of the Company’s Articles of Association (“Articles of Association”), the supervisory board consists of six members to be elected by the general meeting.

The supervisory board proposes to elect with effect from the end of this annual general meeting

•	Mr. Shumeet Banerji, 55 years, resident in London, United Kingdom, advisor;
•	Mr. James Culverwell, 58 years, resident in Richmond, United Kingdom, advisor;
•	Mr. David Brennan, 61 years, resident in Naples, Florida, USA, retired;
•	Mr. Rolf D. Schmidt, 82 years, resident in Sinking Spring, Pennsylvania, USA, investor (retired);
•	Mr. Jonathan Symonds, 55 years, resident in Rickmansworth, United Kingdom, accountant; and
•	Dr. Joe Wiley, 44 years, resident in Dublin, Ireland, advisor.

as members of the supervisory board for the period until the end of the annual general meeting resolving on the discharge for the financial year 2018.

The annual general meeting is not bound by the election proposals. The shareholders may freely decide whether or not they follow the supervisory board’s proposals.

It is intended that the annual general meeting resolves on the election of the supervisory board in a separate vote for each candidate.

6.	Resolution on the Remuneration of the Supervisory Board

The management board and the supervisory board propose to resolve the following:

Each ordinary supervisory board member is granted a fixed remuneration in the amount of EUR 35,000 p.a. for his activities in the financial year 2014. The chairman of the supervisory board is granted a fixed remuneration in the amount of EUR 100,000 p.a. for his activities in the financial year 2014. Except for the chairman of the supervisory board each supervisory board member, who served on a committee shall receive an additional amount of EUR 10,000 p.a. With regard to the fact that the supervisory board members were elected only on 16 June 2014 or 4 December 2014, respectively, the remuneration will be paid pro rata tempori, also with regard to supervisory board members who prematurely terminated their office. The remuneration for the supervisory board activities in the financial year 2014 is due and payable by 30 September 2015.

Each newly elected ordinary supervisory board member is granted a fixed annual remuneration in the amount of EUR 35,000 p.a. for his term of office. The chairman of the supervisory board is granted a fixed annual remuneration in the amount EUR 100,000 for his term of office. Except for the chairman of the supervisory board each supervisory board member, who serves on a committee shall receive an additional amount of EUR 10,000 p.a. The remuneration for supervisory board activities is granted for the financial year 2015 for the first time,

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and is due and payable in the amount of 9/12 of the respective remuneration by 30 September 2015 and the remaining remuneration is due and payable in quarterly installments at the end of each quarter. The remuneration is granted until otherwise resolved by the annual general meeting and shall be due and payable for the next financial years in quarterly installments at the end of each quarter. If a supervisory board member resigns from office during any financial year, he/she will receive the above-mentioned remuneration on a pro rata basis.

7.	Amendments of the Articles of Association

The management board and the supervisory board propose to resolve the following:

7.1.	Following Sec. 4 para. 4 of the Articles of Association a new para. 5 shall be inserted, whereby the current paras 5 through 12 shall become paras 6 through 13:

“The right to receive dividends from new shares may be determined in derogation from the provisions set forth in Sec. 60 German Stock Corporation Act (AktG) in case of a capital increase.”

7.2.	Sec. 16 para. 2 of the Articles of Association shall be replaced and revised as follows:

“The management board shall prepare within the first three months of a business year the annual financial statement for the past business year (balance sheet in addition to income statement) and – if and to the extent legally required – notes, management report, the group financial statement and the group management report, if any, and must submit these to the supervisory board and – only in case an audit is required by mandatory law – to the auditor appointed by the supervisory board without undue delay. At the same time, the management board must submit to the supervisory board the proposal for the appropriation of profits which the management board wishes to present to the general shareholders’ meeting.”

7.3.	Sec. 16 para. 3 of the Articles of Association shall be replaced and revised as follows:

“The supervisory board has to review the documentation provided from the management board pursuant to Sec. 16 para. 2 and has to report of its review in writing to the general shareholders’ meetings on the results. The supervisory board must submit its report to the management board within one month after it has received the presented documents. At the end of the report, the supervisory board must declare whether it approves the annual financial statements and – if applicable the group financial statements prepared by the management board. Once the supervisory board has approved the annual financial statements following the examination, the annual financial statements are adopted.”

8.	Resolution on Cancellation of Authorized Capital III, Creation of new Authorized Capital III, and corresponding Amendments of the Articles of Association

Sec. 4 para. 10 (following insertion of the new Sec. 4 para. 5: Sec. 4 para. 11) of the currently applicable Articles of Association provides for an Authorized Capital III in the amount of EUR 301,328 limited in time until 3 December 2019, whereby the management board is, with the supervisory board’s consent, authorized to exclude the shareholders’ statutory subscription rights in certain cases specified in detail in the authorization. In the course of an offering in April 2015, 72,370 new shares from Authorized Capital II and 150,920 new shares from Authorized Capital III were issued so that as a result of such share issue the Company currently

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has a reduced Authorized Capital II in the amount of EUR 24,748 and a reduced Authorized Capital III in the amount of EUR 301,328.

To allow the Company to be fully flexible as regards its corporate financing, the total authorized capital available to the Company shall be increased again to 50% of the currently existing total share capital, and the term shall be extended, too, by amendment of the existing Authorized Capital III, so that the statutory maximum amount of authorized capital is fully utilized.

The management board and the supervisory board propose to resolve the following:

8.1.	Cancellation of existing Authorization to increase the Share Capital by an Amount of up to EUR 301,328 (Authorized Capital III)

The authorization of the management board to increase the Company’s share capital with the supervisory board’s consent in the period until 3 December 2019 once or several times by an amount of up to EUR 301,328 on the terms stipulated in Sec. 4 para. 10 (following insertion of the new Sec. 4 para. 5: Sec. 4 para. 11) of the Articles of Association against contribution in cash or in kind as resolved by the Company’s general meeting on 4 December 2014 in accordance with the management’s proposal and amended by supervisory board resolution dated 23 April 2015, is cancelled.

8.2.	Creation of new Authorized Capital III

The management board shall be entitled to increase the Company’s share capital, with the approval of the supervisory board, by 23 August 2020 by issuing new non-par value shares registered in the name of the owner against cash contribution or contribution in kind once or several times, but only up to an aggregate amount of EUR 665,739 (“Authorized Capital III”).

The management board is further authorized to exclude the subscription right of the shareholders with the approval of the supervisory board,

a)	to the extent necessary in order to balance fractional amounts,

b)	where the subscription amount of the new shares is not significantly less than the stock exchange price of shares carrying the same rights already listed within the meaning of Sec. 186 para. 3 sentence 4 of the AktG, and where the portion in the registered share capital accruing to the new shares does not exceed 10% in total, neither at the time of issuance, consummation nor at the point of time the authorization is exercised. The stock exchange price may also be determined by the market price of an American Depository Receipt (“ADR”) listed on Nasdaq Global Market (“Nasdaq”), multiplied by the number of ADRs which represent one share. The 10% limit shall include shares which by direct application or application mutatis mutandis of Sec. 186 para. 3 sentence 4 of the AktG (i) were or will be disposed of by the Company, or (ii) were, or, as the case may be, will be issued with conversion or option rights to service the bonds, in both cases provided that this is done on the basis of a valid authorization at the time of the effective date of this authorization,

c)	to the extent necessary in order to grant holders of option rights attached to bonds or creditors of convertible bonds which were or will be issued by the Company or any of

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its affiliated companies / group companies a right to subscribe for new shares in an amount they would be entitled to subsequent to the option or conversion rights being exercised or, as the case may be, following the discharge of conversion obligations,

d)	if the capital increase against contributions in kind is made for the purpose of acquiring other companies, or participations in other companies.

The management board determines the subscription amount of the new shares and may fix the commencement of their entitlement to profit in diverging from Sec. 60 para. 2 AktG. The management board shall be entitled, with the approval of the supervisory board, to determine the further content of the rights to the shares and the further conditions of the proceeding of share capital increases out of the Authorized Capital III.

The supervisory board shall be entitled, to adjust the version of the Articles of Association after full or partial implementation of the share capital increase out of the Authorized Capital III, or after expiry of the authorization period according to the amount of the total share capital increase out of the Authorized Capital III.

8.3.	Amendments of the Articles of Association

Sec. 4 para. 10 (following insertion of the new Sec. 4 para. 5: Sec. 4 para. 11) of the Articles of Association shall be replaced and revised as follows:

“The management board shall be entitled to increase the Company’s share capital, with the approval of the supervisory board, by 23 August 2020 by issuing new non-par value shares registered in the name of the owner against cash contribution or contribution in kind once or several times, but only up to an aggregate amount of EUR 665,739 (“Authorized Capital III”).

The management board is further authorized to exclude the subscription right of the shareholders with the approval of the supervisory board,

a)	to the extent necessary in order to balance fractional amounts,

b)	where the subscription amount of the new shares is not significantly less than the stock exchange price of shares carrying the same rights already listed within the meaning of sec. 186 para 3 sentence 4 of the AktG, and where the portion in the registered share capital accruing to the new shares does not exceed 10% in total, neither at the time of issuance, consummation nor at the point of time the authorization is exercised. The stock exchange price may also be determined by the market price of an American Depository Receipt (“ADR”) listed on Nasdaq Global Market (“Nasdaq”) multiplied by the number of ADRs which represent one share. The 10% limit shall include shares which by direct application or application mutatis mutandis of Sec. 186 para 3 sentence 4 of the AktG (i) were or will be disposed of by the Company, or (ii) were, or, as the case may be, will be issued with conversion or option rights to service the bonds, in both cases provided that this is done on the basis of a valid authorization at the time of the effective date of this authorization,

c)	to the extent necessary in order to grant holders of option rights attached to bonds or creditors of convertible bonds which were or will be issued by the Company or any of

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its affiliated companies / group companies a right to subscribe for new shares in an amount they would be entitled to subsequent to the option or conversion rights being exercised or, as the case may be, following the discharge of conversion obligations,

d)	if the capital increase against contributions in kind is made for the purpose of acquiring other companies, or participations in other companies.

The management board determines the subscription amount of the new shares and may fix the commencement of their entitlement to profit in diverging from Sec. 60 para. 2 AktG. The management board shall be entitled, with the approval of the supervisory board, to determine the further content of the rights to the shares and the further conditions of the proceeding of share capital increases out of the Authorized Capital III.

The supervisory board shall be entitled, to adjust the version of the Articles of Association after full or partial implementation of the share capital increase out of the Authorized Capital III, or after expiry of the authorization period according to the amount of the total share capital increase out of the Authorized Capital III.”

8.4.	Filing instructions for registration with the commercial register

The management board is instructed to file the cancellation of the Authorized Capital III as set forth in Sec. 4 para. 10 (following insertion of the new Sec. 4 para. 5: Sec. 4 para. 11) of the Articles of Association resolved on under item 8.1 and the creation of new Authorized Capital III resolved on under item 8.2. in that way for registration with the commercial register, that the cancellation of the Authorized Capital III shall be registered first, however only in case the newly created Authorized Capital III is registered immediately afterwards. Notwithstanding the foregoing, the management board is authorized to file the Authorized Capital III for registration with the commercial register separately from any further resolution in this annual general meeting.

9.	Resolution on the Increase of the Share Capital, Exclusion of Subscription Rights and corresponding Amendments of the Articles of Association

The management and supervisory board propose to resolve as follows:

9.1.	Capital Increase

The Company’s share capital is increased from EUR 1,791,445 by EUR 37,761 to EUR 1,829,206 by issuance of 37,761 new non par-value shares registered in the name of the owner with a notional participation in the Company’s share capital of EUR 1 per share against cash contribution. The new shares are entitled to participate in the Company’s profits from the beginning of the business year in course at the time that the capital increase is registered with the commercial register. They are issued at the minimum subscription amount of EUR 1 each.

The shareholders’ subscription rights are excluded.

Subscriber for the new shares shall be:

•	Anthony Zook, London, United Kingdom, for all 37,761 shares.

The management board is authorized, with the consent of the supervisory board, to determine further details of the capital increase and its implementation.

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The resolution on the capital increase shall cease to be effective if the consummation of the capital increase has not been filed with the commercial register by 30 November 2015 at the latest.

9.2.	Amendments of the Articles of Association

The supervisory board is authorized to amend Sec. 4, subpara. 1 and 2 of the Articles of Association accordingly after the implementation of the capital increase.

The management board has provided a written report pursuant to Section 186 para. 4 AktG setting out the reasons for the exclusion of the subscription rights of the shareholders. The main content is notified as follows:

Mr. Zook has joined Innocoll AG as chairman of the management board since 7 December 2014 and has an extensive pharmaceutical executive management, commercialization and marketing experience. His qualifications and experiences will significantly contribute to the further technical progress and the continuing development and growth of the Company.

Taking into account the Company’s interest in long term sustainable growth, which will be served by the extensive experience and qualifications of Mr. Zook, the Company’s interest in granting shares to Mr. Zook goes beyond the shareholders’ interest in participating in the cash capital increase for a subscription price at notional value, in particular, as the capital increase amount of EUR 37,761 only represents about 2.1% of the current outstanding share capital in the company.

Further, the proposed shareholders’ resolution and the issuance of new shares to Mr. Anthony Zook is effected in order to implement the undertaking of the Company to issue 37,761 new shares at an issuance price of EUR 1.00 each as set forth in a Restricted Share Award Agreement dated 7 December 2014 concluded between the Company and Mr. Zook.

The shares are granted as “restricted” shares to Mr. Zook in such a way that the Company has a repurchase right, if Mr. Zook’s employment with the Company terminates for any reason (other than for change of control); which repurchase right lapses for 33.3% of the restricted ordinary shares upon the first anniversary of the grant date and thereafter, for an additional 8.3325% of the shares on a quarterly basis. Further, the Restricted Share Award Agreement provides for assigning and transfer restrictions. Hence, the issuance of the shares to Mr. Zook is closely linked to the services in his capacity as chairman of the management board of the Company and hence is in the best interest of Innocoll AG.

II. Further Information, Remarks and Reports

Information about the candidates for the supervisory board proposed under item 5

Shumeet Banerji, Ph.D. has been a member of our advisory board, the predecessor to our supervisory board, since May 2014. Dr. Banerji is co-founder and partner of Condorcet, LP, a private investment and advisory firm. He was the founding chief executive officer of Booz & Company, a global management consulting firm, from 2008 to 2012 and served as a senior partner from May 2012 to March 2013. Prior to that, he held multiple roles at Booz Allen Hamilton, a consulting company and predecessor to Booz & Company, including president of the worldwide commercial business, managing director, Europe, and managing director,

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United Kingdom. He was elected every year for 10 years to the firm’s Board of Directors. Dr. Banerji has been a director of the Hewlett-Packard Company since January 2011. Dr. Banerji received his Ph.D. from Northwestern University, Kellogg School of Management.

James Culverwell has been a member of our advisory board, the predecessor to our supervisory board, since August 2013. Mr. Culverwell also served on Innocoll Holdings’ board of directors from December 2012 to August 2013. Mr. Culverwell has over 30 years’ experience in the pharmaceutical industry in pharmaceutical company analysis, investment banking and healthcare private equity. Mr. Culverwell joined Hoare Govett in 1982, where he became director of European healthcare research. He joined Merrill Lynch & Co. in 1995, where he became head of European pharmaceutical research and global coordinator for healthcare research and established a top-rated franchise. In 2004, Mr. Culverwell set up Sudbrook Associates, a healthcare corporate advisor specializing in fund raising, corporate advice and due diligence in the private healthcare sector. Mr. Culverwell also sits on the boards of four other private companies in the specialty pharmaceutical, drug development and diagnostic field. Mr. Culverwell received a MSc from the University of Aberdeen.

David Brennan has been a member of our advisory board, the predecessor to our supervisory board, since May 2014. Mr. Brennan has nearly 40 years’ experience in the pharmaceutical industry. Mr. Brennan served as the chief executive officer of AstraZeneca Plc from January 2006 to June 2012, president and chief executive officer of AstraZeneca Pharmaceuticals LP from 2001 to 2005, president and chief executive officer of AstraZeneca’s North American subsidiary from 2001 to 2006, executive vice president of North America Division of AstraZeneca Plc from 2001 to 2005 and senior vice president of commercialization and portfolio management of AstraZeneca from 1998 to 2000. Prior to the merger between Astra AB and Zeneca Plc, Mr. Brennan served as senior vice president of business planning and development of Astra Pharmaceuticals LP, the American subsidiary of Astra AB. Mr. Brennan has been a director of the Chief Executive Officer Roundtable on Cancer since 2010 and a director of Insmed Incorporated since May 2014. Mr. Brennan served as an executive director of AstraZeneca Plc from 2005 to 2012, chairman of the board for the Southeastern Pennsylvania Chapter of the American Heart Association from 2004 to 2006, an executive board member of the Pharmaceutical Research and Manufacturers of America from 2001 to 2012 and chairman from 2009 to 2010, a member of the executive board and board member of the European Federation for Pharmaceutical Industries and Associations from 2006 to 2012, president of the International Federation of Pharmaceutical Manufacturers and Associations from 2010 to 2012, a member of the European Roundtable of Industrialists from 2006 to 2012 and a member of the National Institute of Health Roundtable on Evidence Based Medicine from 2006 to 2011. He was a participant and member of the International Business Council of the World Economic Forum. Mr. Brennan holds a B.A. in Business Administration from Gettysburg College, where he currently serves on the board of trustees.

Rolf D. Schmidt has been a member of our advisory board, the predecessor to our supervisory board, since August 2013. Mr. Schmidt also served on Innocoll Holdings’ board of directors from 1997 to August 2013. Mr. Schmidt was a co-founder of the medical bio-adhesives product company, Closure Medical Corporation. Mr. Schmidt led the company as chairperson from its early development through its initial public offering in 1996 and until its acquisition by Johnson & Johnson in 2005. He was co-founder of Sharpoint, Inc., a leading developer and manufacturer of ophthalmic surgical needles and sutures prior to its acquisition by

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Alcon Labs, Inc. in 1986. Mr. Schmidt actively consults with and invests in early-stage healthcare technology companies.

Jonathan Symonds CBE has been the chairperson of our advisory board, the predecessor to our supervisory board, since May 2014. Mr. Symonds has been a director of HSBC Holdings plc since April 2014 and chairman of HSBC Bank plc since April 2014. Since October 2013, Mr. Symonds has served as an independent director and chairman of the audit committee of Genomics England Limited, and since June 2014 he has served as an independent director Proteus Digital Health, Inc. Mr. Symonds was appointed Commander of the British Empire (CBE) for services to business and the pharmaceutical industry in January 2007. Mr. Symonds was previously chief financial officer of Novartis AG from 2009 to 2013. Prior to joining Novartis, he was a partner and managing director of Goldman Sachs from 2007 to 2009, chief financial officer of AstraZeneca plc from 1997 to 2007 and a partner of KPMG from 1992 to 1997. Mr. Symonds has previously served on the board of directors of Diageo plc and Qinetiq plc. Mr. Symonds received a B.A. in Business Finance from the University of Hertfordshire, where he also received an honorary doctorate.

Joe Wiley MD, MBA: Dr. Wiley has over 20 years of experience in the pharmaceutical, medical and venture capital industries. Up until April, 2015, Dr. Wiley served as a principal of Sofinnova Ventures, an affiliate of one of the company’s shareholders. He was previously a Medical Director at Astellas Pharma, where he focused on transplant, urology and pain. Prior to Astellas, he held investment roles at Spirit Capital and Inventages Venture Capital, as well as at Aberdeen Asset Managers in the UK. Dr. Wiley trained in general medicine at Trinity College Dublin, and specialized in neurology; he is also a Member of the Royal College of Physicians in Ireland. Dr. Wiley conducted Parkinson’s Disease research at the Mayo Clinic, and has been published in many scientific journals, including Neurology and Movement Disorders. He completed his MBA at INSEAD. Dr. Wiley is not member of any further supervisory board.

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REPORTS to the General Meeting

Management Board’s Report to the General Meeting regarding the partial use of Authorized Capital II and the exclusion of shareholders’ statutory subscription rights pursuant to Sections 203 para. 2, 186 para. 4 sentence 2 German Stock Corporation Act

The management board submits the following report on the reasons for the exclusion of subscription rights to the Company’s annual general meeting pursuant to Sec. 203 para. 2 in connection with Sec. 186 para. 4 sentence 2 German Stock Corporation Act (AktG) as regards the capital increase implemented by the use of Authorized Capital II in April 2015:

I.

Section 4 para. 9 of the Company’s Articles of Association, as adopted within the foundation deed on 16 June 2014, authorized the management board to increase the Company’s share capital with the supervisory board’s consent in the period until 15 June 2019 once or several times by an amount of up to EUR 97,154 by issuing new non-par value shares registered in the name of the owner against cash contribution or contribution in kind (“Authorized Capital II”). The management board was entitled, with the approval of the supervisory board, to exclude the subscription right of the shareholders and to determine the further content of the rights to the shares and the further conditions of the proceeding of share capital increases out of the Authorized Capital II. This Authorized Capital II has been registered with the commercial register on 3 July 2014.

Pursuant to the authorization in Sec. 4, para. 9 of the Articles of Association, the management board has resolved on 16 April 2015 with the approval of the supervisory board dated 16 April 2015 as well, to make partly use of such authorization by increasing the Company’s share capital from EUR 1,568,155 by EUR 72,370 to EUR 1,640,525 by issuance of 72,370 new non par-value shares registered in the name of the owner with a notional participation in the Company’s share capital of EUR 1.00 per share against cash contribution and by excluding the subscription rights of the shareholders.

The new shares were entitled to participate in the Company’s profits from 1 January 2014 onwards and have been subscribed by the following persons, who were solely admitted to subscribe: Michael Myers (48,014 shares), Denise Carter (8,352 shares), David Prior (5,564 shares), Alexandra Dietrich (4,176 shares), James Croke (2,788 shares), Turlough O’Connor (2,788 shares), Pauline Ogle (344 shares), and Aaron Wyse (344 shares).

The capital increase has been registered with the commercial register on 24 April 2015. A number of 35,736 of out of these new shares, as represented by 473,502 ADRs (each ADR representing 1/13.25 of an ordinary share in Innocoll AG) were offered for sale as part of the follow-on offering of a total of 3,321,669 ADRs in April 2015 (“the Follow-On Offering”).

II .

As regards the reasons for the exclusion of the subscription rights the management board reports as follows:

Innocoll GmbH, the Company’s legal predecessor, had entered into Phantom Share Award Agreements with each of the above mentioned subscribers, who are executive officers or

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chairperson of the Company and its affiliates, respectively, as an incentive and as compensation for their services they already rendered to the Company in the past in order to allow them to participate in the economic success of the Company.

Further, the Phantom Share Award Agreements concluded by Innocoll GmbH had been replaced by substantially similar Phantom Share Award Agreements entered into by the Company and since then restated and amended following the IPO in July 2014. Pursuant to the amended Phantom Share Award Agreement, each of the above mentioned subscribers (“Grantees”) had the right to a bonus payment equaling the amount to the value of the phantom shares held by the Grantee to be calculated on the basis of the value of our Company on a cash free/debt free basis at the time and as a result of an exit event, divided by the real number of shares of our Company issued at the time of the exit event, in each case treating phantom shares as if they were actual ordinary shares. Upon further amendments of the Phantom Share Award Agreements the exit event occurred on or immediately prior to the date of the Follow-On Offering in April 2015.

As an alternative to the payment obligation, the Company had the option, but not the obligation, to issue shares to each of the Grantees in lieu of a cash payment. On 16 April 2015, the management board passed the resolution to settle all of the outstanding phantom shares in 72,370 ordinary shares issued out of the Authorized Capital II minimum subscription amount of 1.00 EUR for each ordinary share; 35,736 of which, represented by 473,502 ADRs were sold in the Follow-On Offering in April 2015.

All of the executives are long-standing highly qualified key executives or member of the management board, respectively, who served already to the Company and its affiliates and its legal predecessor Innocoll GmbH and Innocoll Holdings Inc. Their qualifications and experiences have already contributed and continue to significantly contribute to the further progress and the development of the Company. Taking into account the Company’s interest in long term sustainable growth, which inter alia is dependent on continuing services by our key personnel, the Company’s interest in issuing ordinary shares to these executives - which also shall be regarded as compensation for past services - went beyond the shareholders’ interest in participating in the cash capital increase for a subscription price at notional value, in particular, as the capital increase amount of EUR 72,370 at the time of issuance only represented about 4.6% of the outstanding share capital in the Company.

For these reasons the use of a portion of the Authorized Capital II and the exclusion of subscription rights of the shareholders was justified and appropriate.

Management Board’s Report to the General Meeting regarding the partial use of Authorized Capital III and the exclusion of shareholders’ statutory subscription rights pursuant to Sections 203 para. 2, 186 para. 4 sentence 2 German Stock Corporation Act

The management board submits the following report on the reasons for the exclusion of subscription rights to the Company’s annual general meeting pursuant to Sec. 203 para. 2 in connection with Sec. 186 para. 4 sentence 2 German Stock Corporation Act (AktG) as regards the capital increase implemented by the use of Authorized Capital III in April 2015:

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I.

Section 4 para. 10 of the Company’s Articles of Association as adopted within the foundation deed on 16 June 2014, and – as amended by shareholder resolution dated 4 December 2014 as registered with the commercial register on 9 January 2015 - authorized the management board to increase the Company’s share capital with the supervisory board’s consent in the period until 3 December 2019 once or several times by an amount of up to EUR 452,248 by issuing new non-par value shares registered in the name of the owner against cash contribution or contribution in kind (“Authorized Capital III”). The management board was entitled, with the approval of the supervisory board, to exclude the subscription right of the shareholders if, in case of a cash capital increase the subscription amount of the new shares price was not significantly less than the stock exchange price of shares carrying the same rights already listed within the meaning of Sec. 186 para. 3 sentence 4 AktG and where the portion in the registered share capital accruing to the new shares does not exceed 10% in total, neither at the time of issuance, consummation nor at the point of time the authorization is exercised. The management board was further entitled, with the approval of the supervisory board to determine the further content of the rights to the shares and the further conditions of the proceeding of share capital increases out of the Authorized Capital III. This Authorized Capital III has been registered with the commercial register on 9 January 2015.

Pursuant to the authorization in Sec. 4, para. 10 of the Articles of Association, the management board resolved on 20 April 2015 with the approval of the supervisory board dated 20 April 2015, to make use of a portion of such authorization by increasing the company’s share capital from EUR 1,640,525 by EUR 150,920 to EUR 1,791,445 by issuance of 150,920 new non par-value shares registered in the name of the owner with a notional participation in the Company’s share capital of EUR 1.00 per share against cash contribution and by excluding the subscription rights of the shareholders. This is corresponding to an increase of the company’s share capital in an amount not exceeding 10% of the share capital neither at the time the authorization took effect when registered with the commercial register on 9 January 2015 nor at the time when the authorization was exercised on 20 April 2015.

The new shares were entitled to participate in the Company’s profits from 1 January 2014 onwards and have been all subscribed by Piper Jaffray & Co in the Follow-On Offering.

The capital increase has been registered with the commercial register on 24 April 2015. All 150,920 new shares, as represented by 1,999,690 ADRs (each ADR representing 1/13.25 of an ordinary share in Innocoll AG) have been part of the Follow-On Offering of a total of 3,321,669 ADRs in April 2015.

II .

As regards the reasons for the exclusion of the subscription rights the management board reports as follows:

The new shares issued out of this 10% capital increase have been issued at an issue price of EUR 110.70; equivalent to a public offering price of USD 9.00 per ADR. The company has received gross proceeds before expenses out of the public offering of these 1,999,690 ADRs of USD 16,917,377.00 in total.

The pricing for the new shares complied with the requirements of Sec. 203 para. 2, Sec. 186 sentence 4 AktG. Pursuant this provision the issuance price for the new shares upon use of

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the authorized capital must not be significantly lower than the actual stock exchange price. Stock exchange price also means the price of the ADRs, related to the shares in the Company, listed on the Nasdaq Global Market (“Nasdaq”) multiplied by the number of ADRs (13.25) that represent one share. The issue price of USD 9.00 per ADR (EUR 110.70 per share) was higher than the stock exchange price per ADR of USD 8,62 on 23 April 2015. In this context the Company decided to exclude the subscription rights of the shareholders as permitted by statutory law according to Secs 203, para. 2, Sec. 186 para. 3 sentence 4 AktG. Such exclusion of subscription rights was necessary and permitted for the Company in order to flexibly respond to a favorable market situation and to implement the capital increase on short notice in order to ensure as high proceeds as possible. Such time sensitive decision by the management board and the supervisory board was required to meet the Company’s equity needs and to benefit from the favorable situation on the Nasdaq, by avoiding the costs – intensive and time-consuming subscription rights procedure of a two weeks subscription period minimum. In addition, within a subscription right procedure the final issuance price needs to be published at least 3 days before the subscription period expires. Due to the time period between pricing and the implementation of the capital increase and the volatility of the capital markets, the risk for changes of the market price and of the conversion rate is significantly higher than in case of exclusion of subscription rights. In addition, at the time of the Follow-On Offering, shareholders and holders of ADRs were in the position to maintain their relative share quotas and their relative voting rights by acquiring ADRs on the Nasdaq at or below the issuance price of the new ADRs (USD 9.00). Hence, as the requirement of Sec. 203, para. 2, Sec. 186, para. 2 sentence 4 AktG have been met and due to the reasons set out above, the exclusion of the subscription right was in the interest of the Company.

For these reasons the partly use of the Authorized Capital III and the exclusion of subscription rights of the shareholders was justified and appropriate.

Management Board’s Report to the General Meeting regarding item 8 pursuant to Sections 203 para. 2 in connection 186 para. 4 sentence 2 German Stock Corporation Act

By reference to item 8 of the agenda of the annual general meeting on 24 August 2015, the management board and the supervisory board propose to cancel the current Authorized Capital III, and to authorize the management board by virtue of a new authorization to increase the Company’s share capital, with the approval of the supervisory board, by 23 August 2020 by issuing new non-par value shares registered in the name of the owner against cash contribution or contribution in kind once or several times, but only up to an aggregate amount of EUR 665,739.

The management board submits the following written report on the reasons for the exclusion of subscription rights to the Company’s annual general meeting taking place on 24 August 2015 pursuant to Sections 203 para. 2 in connection with 186 para. 4 sent. 2 AktG:

Section 4 para. 10 (following insertion of the new Sec. 4 para. 5: Sec. 4 para. 11) of the Company’s currently applicable Articles of Association provide for an Authorized Capital III authorizing the management board to increase the Company’s share capital with the supervisory board’s consent in the period until 3 December 2019 once or several times by an amount of up to EUR 301,328 by issuing new non-par value shares registered in the name of the owner against cash contribution or contribution in kind. As a result of the capital increase

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executed within the scope of an offering, an amount of EUR 150,920 of the originally authorized capital amounting to EUR 452,248 was used, thus reducing the available authorized capital accordingly.

The management board is, with the supervisory board’s consent, authorized to exclude the shareholders’ statutory subscription rights in certain cases specified in detail in the authorizations.

Due to the increase of the Company’s capital executed within the scope of the offering to now EUR 1,791,445, the statutory maximum amount of authorized capital rose to a total volume of up to EUR 895,722 (equaling 50% of the share capital).

In order to develop its products and product candidates, to fund capital expenditure to expand its manufacturing capacity, and to finance operating expenses including expenses in connection with the approval and commercialization of its products, the Company depends on flexible funding opportunities. Against this background the management board considers it its duty to ensure that the Company always disposes of the required instruments to raise capital, including through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. As decisions on funding needs or exercising strategic options may have to be taken on short notice, it is fundamentally important that the Company does not depend on the interval of the annual general meeting in this regard. The legislator allowed for this need with the instrument of Authorized Capital which can have a volume of up to 50% of the share capital.

The existing Authorized Capital III shall, accordingly, be cancelled and a new Authorized Capital III amounting to EUR 665,739 be created instead thereof in order to enable the Company to dispose again of authorized capital in the statutorily permissible maximum amount (aggregate of Authorized Capital I, Authorized Capital II and Authorized Capital III).

lf the Authorized Capital is utilized, the shareholders generally have a subscription right. The new shares issued within the scope of a cash capital increase may also be subscribed for by financial institutions or enterprises as defined by Section 186 para. 5 sentence 1 AktG with the undertaking to offer them to the shareholders for subscription (so-called indirect subscription right).

The management board shall, however, be authorized to exclude the shareholders’ subscription rights with the supervisory board’s consent in the following cases:

•	for fractional amounts

The authorization to exclude subscription rights for fractional amounts is intended to create a practicable subscription ratio with regard to the amount of the respective capital increase. Without excluding subscription rights for fractional amounts, the technical execution of a capital increase would be more complicated particularly when the capital is increased by round sums.

The residual new shares excluded from the shareholders’ subscription rights as a result of fractional amounts will either be sold on a stock exchange or otherwise disposed of to the Company’s benefit. The management board and the supervisory board thus consider this authorization to exclude subscription rights as appropriate.

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•	if shares are issued against contribution in cash at an issue price that is not significantly lower than the stock exchange price

The shareholders’ subscription rights pursuant to Sec. 203 para. 2 in connection with Sec. 186 para. 3, sentence 4 AktG shall, furthermore, be excluded in case of capital increases for cash contribution with regard to any increase which does not exceed 10% of the Company’s share capital neither at the time when the authorization takes effect nor when this authorization is exercised if the new ADRs or shares are issued at an issue price that is not significantly lower than the stock exchange price of the already listed ADRs or shares of the same class and with the same features at the time of the final determination of the issue price which shall promptly occur when the ADRs or shares are placed. Stock exchange price also means the price of the ADRs, related to the shares in the Company, listed on the Nasdaq Global Market (“Nasdaq”) multiplied by the number of ADRs that represent one share. This possibility to exclude subscription rights shall enable the management to promptly and flexibly meet the Company’s equity financing needs and to benefit from favorable market conditions on the stock exchange on short notice and to avoid the subscription rights procedure, which is both cost-intensive and time-consuming. Furthermore, our experience shows that such capital increases excluding subscription rights allow the Company to attract new groups of Shareholders as was the case in our Follow-On Offering. When exercising the authorization, the management board will calculate the discount as low as possible in accordance with the market conditions prevailing at the time of placement.

The volume of a capital increase for cash contribution by excluding the shareholders’ subscription rights pursuant to Sec. 203 para. 2 in connetion with Sec. 186 para. 3, sentence 4 AktG is also limited to 10% of the Company’s share capital registered with the German commercial register at the time when the authorization takes effect or, if lower, when the authorization to exclude the subscription right is exercised.

ln this connection the proposed resolution provides for this 10% limit to include ADRs or shares issued during the term of this authorization by excluding the shareholders’ subscription rights by direct or respective application of Sec. 186 para. 3, sentence 4 AktG. The maximum limit of 10% of the share capital also includes the Company’s new or treasury shares or ADRs otherwise issued or sold during the term of the Authorized Capital by excluding the shareholders’ subscription rights pursuant to Sec. 71 para. 1 no. 8 sentence 5, or Sec. 186 para. 3 sentence 4 AktG. This mechanism takes the shareholders’ need for protection against dilution of their share of existing ADRs or shares and a loss of influence into account in accordance with the provision of Sec. 203 para. 2 in connection with Sec. 186 para. 3, sentence 4 AktG as their share quotas are maintained as far as possible also in case of a combination of capital measures and the sale of treasury ADRs or shares. As the issue price for the new ADRs or shares issued with simplified exclusion of subscription rights has to be based on the stock exchange price, and as the authorization is only of limited scope, the shareholders are also able to maintain their relative share quotas and their relative voting rights by acquiring ADRs on the stock exchange. lt is therefore ensured that both the property and the voting rights are adequately protected in accordance

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with the legal purposes of Section 186 para. 3 sentence 4 AktG when the authorized capital is utilized by excluding the subscription right while the Company is provided with additional scope for action in the interests of all shareholders.

•	for the issuance of shares to holders of option rights attached to bonds or creditors of convertible bonds

In addition, it will be possible, with the consent of the Supervisory Board, to exclude subscription rights of the shareholders to the extent necessary to be able to grant holders or creditors of bonds with conversion and/or option rights or obligations, which exist at the time when the authorized capital is used, subscription rights for new shares subject to such provision in the terms and conditions of the relevant bond. In order to facilitate such convertible bonds to be issued on the capital markets, the terms and conditions of such options / convertible bonds typically provide for an anti-dilution protection of the holders of such securities so that they have subscription rights for new shares in the same way as the shareholders. In order to provide for such ant-dilution protection, subscription rights of the shareholders have to be excluded to the extent to which the option holders would be entitled upon exercising the conversion or option rights to subscribe for new shares.

Further, with regard to the financial interests of the Company, the option or conversion price does not need to be reduced, which would however be more complex and cost intensive for the Company.

•	in case of capital increases by way of contribution in kind

The management board shall also be authorized to exclude the shareholders’ subscription rights with the supervisory board’s consent in case of certain capital increases by way of contribution in kind to the extent the contribution in kind is made for the purpose of- including indirect- acquisitions of enterprises, business divisions, or participations in other enterprises, or other assets in exchange for the Company’s shares.

The proposed authorization is intended to enable the Company to capture any opportunities to acquire enterprises and business divisions, and/or to participate in other enterprises, or to acquire other assets, as capital increases in case of such acquisitions have generally to be executed on short notice, and the Company cannot normally wait until the next annual general meeting which takes place only once a year.

Due to the Company’s listing on the Nasdaq each shareholder is furthermore generally able to increase his/her pro rata share by acquiring ADRs. Currently, there are no specific acquisition projects with regard to which the option to increase the capital by way of a contribution in kind by excluding the subscription right as provided for by the proposed authorization is to be exercised. If the opportunity arises to acquire enterprises, business divisions, participations in other enterprises, the management board will carefully consider whether or not it will exercise the option to issue new shares for a contribution in kind by excluding the shareholders’ subscription rights. The management board, however, will only exercise this option after diligent consideration if it

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deems it in the Company’s and its shareholders’ best interest, and the management board will take into account in this regard that the value of the enterprise, the business division, the participation in the other enterprise, or the other assets to be acquired adequately reflects the value of the shares to be issued by the Company as consideration.

In each individual case specified in this authorization to exclude the subscription right, the management board will carefully consider whether or not the exclusion of the shareholders’ subscription rights is in the Company’s and thus in the shareholders’ interests.

The management board will report to the next annual general meeting on the utilization of the Authorized Capital.

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III. Participation in the general meeting and voting

1.	Aggregate number of shares and voting rights at the time of the calling of the general meeting

At the time the general meeting is called, the share capital of the Company amounts to EUR 1,791,445 consisting of 1,791,445 non par-value shares registered in the name of the owner with a theoretical par value of EUR 1.00 each. Out of the aggregate 1,791,445 non-par value shares issued by the Company, 1,791,445 shares confer a right to vote. The Company does not hold own/treasury shares.

2.	Participation in the general meeting

Pursuant to Sec. 13 of the Articles of Association and Sec. 123 AktG, only those shareholders may participate in the meeting and exercise their voting rights who have registered for the general meeting at the address below in writing, by fax, or in text form (Sec. 126b of the German Civil Code), and who are registered in the Company’s stock ledger.

Applications for participating in the general meeting must be received by the Company at the following address:

Innocoll AG

Donaustr. 24

93342 Saal an der Donau

Germany

E-Mail: toconnor@innocoll-pharma.com

Fax: +353 (0) 906486835

The registration has to be received by the Company at the latest on the seventh day prior to the general meeting (i.e. at the latest on 17 August 2015 at 24.00 p.m.) in German or English language at the above address. Shareholders are kindly asked to register early in order to facilitate the organization of the general meeting. The admission to the general meeting and the exercise of the voting right shall be determined on the basis of the stock ledger as of 17 August 2015 at 24.00 p.m., i.e. the closing date for registration for the general meeting.

During the preparation of the general meeting, no changes to the stock ledger can be made for organizational reasons on the day of the general meeting and on the six preceding days. Thus, in relation to the Company, only those shareholders registered as of the closing date for registration mentioned above are deemed to be shareholders for the purpose of participating and voting in the general meeting. Shareholders whose applications for amendment of the stock ledger are received after 17 August 2015 at 24.00 p.m. by the Company cannot exercise any participation rights resulting from those shares. In this case, the participation right shall remain with the shareholder registered previously in the stock ledger, if such shareholder has registered for participation by the closing date for registration. For the avoidance of doubt, the closing date shall not have any impact on the transferability of shares and/or ADRs.

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After receipt of the registration by the Company, the shareholders will receive tickets for the general meeting. In order to ensure timely receipt of the tickets, we ask the shareholders to register early.

Holders of ADRs will receive a copy of this notice from Citibank, N.A. which will provide instructions with respect to the voting of the shares underlying such ADRs.

ADR Holders with questions relating to the Innocoll AGM can be directed to Citibank N.A. ADR Shareholder Services toll free (within the U.S.) at 1-877-248-4237 or +1-781-575-4555 for international dialers Monday through Friday from 8.30 AM EST to 6:00 PM EST (Eastern Standard Time).

3.	Proxy voting

Shareholders who have registered in time and are registered in the stock ledger, but do not wish to participate personally in the annual general meeting may exercise their voting right by a proxy. If a bank is registered in the stock ledger, such bank can only exercise the voting right for shares not owned by it pursuant to an authorization by the shareholder. Voting proxies, as well as their revocation of and the evidence of authorization vis-à-vis the Company have to be made in text form (Sec. 126b of the German Civil Code). However, voting proxies granted to a bank, shareholder organization or any other person or institution equivalent pursuant to Sec. 135 AktG shall be subject to the provisions of Sec. 135 AktG. Details of the voting proxies granted to banks or professional agents should be discussed with them.

Templates for voting proxies can be obtained from the Company at the following address:

Innocoll AG

Donaustr. 24

93342 Saal an der Donau

Germany

E-Mail: toconnor@innocoll-pharma.com

Fax: +353 (0) 906486835

or can be downloaded from:

http://investors.innocoll.com

Voting proxies can be submitted at the time of admission prior to the general meeting, or in advance per mail, email, or fax to the address above. The same applies also the revocation of voting proxies. To the extent that voting proxies are submitted prior to the general meeting, we kindly ask our shareholders to do so by 6 p.m. on 23 August 2015.

4.	Applications for supplements to the agenda, Sec. 122 para. 2 AktG

Shareholders whose shareholdings amount in aggregate to at least EUR 89,573 (equal to 89,573 shares in the Company) may request that items be put on the agenda and published (supplementary motions). Each new item shall be accompanied by an explanation or a draft resolution. Further, the shareholders have to prove that they have held their shares for three months and will continue to hold them until a decision

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on the supplementary motion has been reached. There is a dispute in legal literature on whether the requesting shareholders must have held their shares three months prior to the general meeting, or to the supplementary motion. The Company will follow the interpretation more favorable to the shareholders and will publish supplementing requests if it is proved that the shares fulfilling the required quorum have been held since 23 May 2015.

Supplementary motions must be submitted in writing to the Company’s management board and must be received at least 30 days prior to the general meeting (not counting the day of receipt and the day of the general meeting), i.e. at the latest by 24 July 2015. Please send any such requests to:

Innocoll AG

Donaustr. 24

93342 Saal an der Donau

Germany

E-Mail: toconnor@innocoll-pharma.com

Fax: +353 (0) 906486835

Duly submitted supplementary motions have to be published by the Company immediately after receipt in the same manner as the invitation to the general meeting.

5.	Counter-motions and nominations by shareholders, Sec. 126 para.1, Sec. 127 AktG

Shareholders may submit to the Company counter-motions against the proposals from the management board and / or the supervisory board on certain items on the agenda (“Counter-Motions”), as well as proposals for the election of supervisory board members (“Election Proposals”). If such Counter-Motions and Election Proposals including any explanatory statements which are not required by law are received by the Company in text form at the latest by 9 August 2015, 24.00 CET at the address below

Innocoll AG

Donaustr. 24

93342 Saal an der Donau

Germany

E-Mail: toconnor@innocoll-pharma.com

Fax: +353 (0) 906486835

they have to be published by the Company on its website under

http://investors.innocoll.com

including the name of the shareholder, the explanatory statement, and, if applicable, an opinion by the Company’s management.

Counter-Motions and Election Proposals not complying with these requirements will not be published. Also, Counter-Motions and / or Election Proposals do not need to be published under the circumstances listed in Sec. 126 para.2 AktG, in particular, if the Counter-Motion or the Election Proposal would lead to a resolution by the general

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meeting which is illegal or immoral. If several shareholders submit Counter-Motions or Election Proposals concerning the same agenda item, the management board may combine such Counter-Motions or Election Proposals and the explanatory statements pursuant to Sec. 126 para. 3 AktG.

6.	Information rights pursuant to Sec. 131 para. 1 AktG

During the general meeting, any shareholder or representative of a shareholder may request information from the management board on the Company’s affairs and the Company’s legal and business relations with any affiliated enterprise, to the extent that such information is required to permit a proper evaluation of the relevant agenda item and there is no right to refuse such information pursuant to Sec.131 para. 3AktG.

7.	Further explications and information on the Company’s website, provision of documents

From the calling of the general meeting, all information and documents pursuant to Sec. 124a AktG including further explications on shareholder rights pursuant to Sec. 122 para.2, 126 para. 1, 127, 131 para.1 AktG will be accessible on the Company’s website under

http://investors.innocoll.com

All documents to be provided to the general meeting by law will be provided for inspection at the general meeting.

Saal an der Donau, in July 2015	THE MANAGEMENT BOARD

Innocoll AG

Chairman of the Supervisory Board: Jon Symonds

Managing Board: Anthony Zook (Chairman), Gordon Dunn, Michael Myers

Seat of the Company: Saal an der Donau, Commercial register of the local court of Regensburg, HRB 14298

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